Exhibit 99.1

Management’s Discussion & Analysis

As at August 9, 2022

Management’s Discussion & Analysis (“MD&A”) provides a review of the results of operations of Emera Incorporated and its subsidiaries and investments during the second quarter and year-to-date of 2022 relative to the same periods in 2021; and its financial position as at June 30, 2022 relative to December 31, 2021. Throughout this discussion, “Emera Incorporated”, “Emera” and “Company” refer to Emera Incorporated and all of its consolidated subsidiaries and investments. The Company’s activities are carried out through five reportable segments: Florida Electric Utility, Canadian Electric Utilities, Gas Utilities and Infrastructure, Other Electric Utilities, and Other.

This discussion and analysis should be read in conjunction with the Emera Incorporated unaudited condensed consolidated interim financial statements and supporting notes as at and for the three and six months ended June 30, 2022; and the Emera Incorporated annual MD&A and audited consolidated financial statements and supporting notes as at and for the year ended December 31, 2021. Emera follows United States Generally Accepted Accounting Principles (“USGAAP” or “GAAP”).

The accounting policies used by Emera’s rate-regulated entities may differ from those used by Emera’s non-rate-regulated businesses with respect to the timing of recognition of certain assets, liabilities, revenues and expenses. At June 30, 2022, Emera’s rate-regulated subsidiaries and investments include:

Emera Rate-Regulated Subsidiary or Equity Investment	Accounting Policies Approved/Examined By
Subsidiary
Tampa Electric – Electric Division of Tampa Electric Company (“TEC”)	Florida Public Service Commission (“FPSC”) and the Federal Energy Regulatory Commission (“FERC”)
Nova Scotia Power Inc. (“NSPI”)	Nova Scotia Utility and Review Board (“UARB”)
Peoples Gas System (“PGS”) – Gas Division of TEC	FPSC
New Mexico Gas Company, Inc. (“NMGC”)	New Mexico Public Regulation Commission (“NMPRC”)
SeaCoast Gas Transmission, LLC (“SeaCoast”)	FPSC
Emera Brunswick Pipeline Company Limited (“Brunswick Pipeline”)	Canadian Energy Regulator (“CER”)
Barbados Light & Power Company Limited (“BLPC”)	Fair Trading Commission, Barbados (“FTC”)
Grand Bahama Power Company Limited (“GBPC”)	The Grand Bahama Port Authority (“GBPA”)
Equity Investments
NSP Maritime Link Inc. (“NSPML”)	UARB
Labrador Island Link Limited Partnership (“LIL”)	Newfoundland and Labrador Board of Commissioners of Public Utilities (“NLPUB”)
Maritimes & Northeast Pipeline Limited Partnership and Maritimes & Northeast Pipeline, LLC (“M&NP”)	CER and FERC
St. Lucia Electricity Services Limited (“Lucelec”)	National Utility Regulatory Commission (“NURC”)

All amounts are in Canadian dollars (“CAD”), except for the Florida Electric Utility, Gas Utilities and Infrastructure, and Other Electric Utilities sections of the MD&A, which are reported in US dollars (“USD”) unless otherwise stated.

Additional information related to Emera, including the Company’s Annual Information Form, can be found on SEDAR at www.sedar.com.

TABLE OF CONTENTS

Forward-looking Information	2
Introduction and Strategic Overview	3
Non-GAAP Financial Measures and Ratios	4
Consolidated Financial Review	6
Significant Items Affecting Earnings	6
Consolidated Financial Highlights	7
Consolidated Income Statement Highlights	8
Business Overview and Outlook	10
COVID-19 Pandemic	10
Florida Electric Utility	10
Canadian Electric Utilities	10
Gas Utilities and Infrastructure	13
Other Electric Utilities	13
Other	14
Consolidated Balance Sheet Highlights	15
Developments	16
Financial Highlights	16
Florida Electric Utility	16
Canadian Electric Utilities	18

Gas Utilities and Infrastructure	20
Other Electric Utilities	22
Other	23
Liquidity and Capital Resources	25
Consolidated Cash Flow Highlights	25
Contractual Obligations	27
Guarantees and Letters of Credit	28
Debt Management	28
Credit Ratings	29
Outstanding Stock Data	30
Transactions with Related Parties	30
Risk Management including Financial Instruments	31
Disclosure and Internal Controls	32
Critical Accounting Estimates	33
Changes in Accounting Policies and Practices	33
Future Accounting Pronouncements	33
Summary of Quarterly Results	33

FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” and statements which reflect the current view with respect to the Company’s expectations regarding future growth, results of operations, performance, carbon dioxide emissions reduction goals, business prospects and opportunities, and may not be appropriate for other purposes within the meaning of applicable Canadian securities laws. All such information and statements are made pursuant to safe harbour provisions contained in applicable securities legislation. The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecast”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “targets”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information reflects management’s current beliefs and is based on information currently available to Emera’s management and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or the time at which, such events, performance or results will be achieved.

The forward-looking information is based on reasonable assumptions and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors that could cause results or events to differ from current expectations include without limitation: regulatory risk; operating and maintenance risks; changes in economic conditions; commodity price and availability risk; liquidity and capital market risk; future dividend growth; timing and costs associated with certain capital investments; expected impacts on Emera of challenges in the global economy; estimated energy consumption rates; maintenance of adequate insurance coverage; changes in customer energy usage patterns; developments in technology that could reduce demand for electricity; global climate change; weather; unanticipated maintenance and other expenditures; system operating and maintenance risk; derivative financial instruments and hedging; interest rate risk; counterparty risk; disruption of fuel supply; country risks; environmental risks; foreign exchange; regulatory and government decisions, including changes to environmental, financial reporting and tax legislation; risks associated with pension plan performance and funding requirements; loss of service area; risk of failure of information technology infrastructure and cybersecurity risks; uncertainties associated with infectious diseases, pandemics and similar public health threats, such as the COVID-19 novel coronavirus (“COVID-19”) pandemic; market energy sales prices; labour relations; and availability of labour and management resources.

Readers are cautioned not to place undue reliance on forward-looking information, as actual results could differ materially from the plans, expectations, estimates or intentions and statements expressed in the forward-looking information. All forward-looking information in this MD&A is qualified in its entirety by the above cautionary statements and, except as required by law, Emera undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

INTRODUCTION AND STRATEGIC OVERVIEW

Based in Halifax, Nova Scotia, Emera owns and operates cost-of-service rate-regulated electric and gas utilities in Canada, the United States and the Caribbean. Cost-of-service utilities provide essential electric and gas services in designated territories under franchises and are overseen by regulatory authorities. Emera’s strategic focus continues to be safely delivering cleaner, affordable and reliable energy to its customers.

Emera’s investment in rate-regulated businesses is concentrated in Florida and Nova Scotia. These service areas have generally experienced stable regulatory policies and economic conditions. Emera’s portfolio of regulated utilities provides reliable earnings, cash flow and dividends. Earnings opportunities in regulated utilities are generally driven by the magnitude of net investment in the utility (known as “rate base”), and the amount of equity in the capital structure and the return on that equity (“ROE”) as approved through regulation. Earnings are also affected by sales volumes and operating expenses.

Emera’s capital investment plan is $8.4 billion over the 2022-to-2024 period (including a $240 million equity investment in the LIL in 2022), with an additional $1 billion of potential capital investments over the same period. This results in a forecasted rate base growth of approximately 7 per cent to 8 per cent through 2024. The capital investment plan continues to include significant investments across the portfolio in renewable and cleaner generation, reliability and integrity investments, infrastructure modernization, and customer-focused technologies. Emera’s capital investment plan is being funded primarily through internally generated cash flows and debt raised at the operating company level. Equity requirements in support of the Company’s capital investment plan are expected to be funded through the issuance of preferred equity and the issuance of common equity through Emera’s dividend reinvestment plan and at-the-market program (“ATM program”). Maintaining investment-grade credit ratings is a priority of management.

Emera has provided annual dividend growth guidance of four to five per cent through 2024. The Company targets a long-term dividend payout ratio of adjusted net income of 70 to 75 per cent and, while the payout ratio is likely to exceed that target through and beyond the forecast period, it is expected to return to that range over time. For further information on the non-GAAP measure “Dividend Payout Ratio of Adjusted Net Income”, refer to the “Non-GAAP Financial Measures and Ratios” section.

Seasonal patterns and other weather events affect demand and operating costs. Similarly, mark-to-market adjustments and foreign currency exchange can have a material impact on financial results for a specific period. Emera’s consolidated net income and cash flows are impacted by movements in the US dollar relative to the Canadian dollar and benefit from a weaker Canadian dollar. Emera may hedge both transactional and translational exposure. These impacts, as well as the timing of capital investments and other factors, mean results in any one quarter are not necessarily indicative of results in any other quarter, or for the year as a whole.

Energy markets worldwide are facing significant change and Emera is well positioned to respond to shifting customer demands, digitization, decarbonization, complex regulatory environments, and decentralized generation.

Customers are looking for more choice, better control, and enhanced reliability in a time where costs of decentralized generation and storage have become more competitive in some regions. Advancing technologies are transforming the way utilities interact with their customers and generate and transmit energy. In addition, climate change and extreme weather are shaping how utilities operate and how they invest in infrastructure. There is also an overall need to replace aging infrastructure and further enhance reliability. Emera sees opportunity in all of these trends. Emera’s strategy is to fund investments in renewable energy and technology assets which protect the environment and benefit customers through fuel or operating cost savings.

For example, significant investments to facilitate the use of renewable and low-carbon energy include the Maritime Link in Atlantic Canada, the ongoing construction of solar generation and modernization of the Big Bend Power Station at Tampa Electric, and planned NSPI investments to enable the retirement of its coal units and to achieve renewable energy targets. Emera’s utilities are also investing in reliability projects and replacing aging infrastructure. All of these projects demonstrate Emera’s strategy of safely delivering cleaner, reliable, and affordable energy for its customers.

Building on its decarbonization progress over the past 15 years, Emera is continuing its efforts by establishing clear carbon reduction goals and a vision to achieve net-zero carbon dioxide emissions by 2050.

This vision is inspired by Emera’s strong track record, the Company’s experienced team, and a clear path to Emera’s interim carbon goals. With existing technologies and resources and the benefit of supportive regulatory decisions, Emera plans and expects to achieve the following goals compared to corresponding 2005 levels:

•	A 55 per cent reduction in carbon dioxide emissions by 2025.
•	The retirement of Emera’s last existing coal unit no later than 2040.
•	At least an 80 per cent reduction in carbon dioxide emissions by 2040.

Emera seeks to deliver on its Climate Commitment while maintaining its focus on investing in reliability and never losing sight of affordability for customers. Emera is also committed to identifying emerging technologies and continuing to work constructively with policymakers, regulators, partners, investors and customers to achieve these goals and realize its net-zero vision.

Emera is committed to world-class safety, operational excellence, good governance, excellent customer service, reliability, being an employer of choice, and building constructive relationships.

NON-GAAP FINANCIAL MEASURES AND RATIOS

Emera uses financial measures and ratios that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business and allows investors to better understand and evaluate the business. These measures and ratios are discussed and reconciled below.

Adjusted Net Income Attributable to Common Shareholders, Adjusted Earnings Per Common Share – Basic and Dividend Payout Ratio of Adjusted Net Income.

Emera calculates an adjusted net income attributable to common shareholders (“adjusted net income”) measure by excluding the effect of mark-to-market (“MTM”) adjustments and the impact of the NSPML unrecoverable costs.

Management believes excluding from net income the effect of these MTM valuations and changes thereto, until settlement, better aligns the intent and financial effect of these contracts with the underlying cash flows, and excludes these MTM adjustments for evaluation of performance and incentive compensation. The MTM adjustments are related to the following:

•

held-for-trading (“HFT”) commodity derivative instruments, including adjustments related to the price differential between the point where natural gas is sourced and where it is delivered, and the related amortization of transportation capacity recognized as a result of certain Emera Energy marketing and trading transactions;

•	the business activities of Bear Swamp Power Company LLC (“Bear Swamp”) included in Emera’s equity income;
•	equity securities held in BLPC and a captive reinsurance company in the Other segment; and
•	foreign exchange cash flow hedges entered to manage foreign exchange earnings exposure.

For further detail on MTM adjustments, refer to the “Consolidated Financial Review”, “Financial Highlights – Other Electric Utilities”, and “Financial Highlights – Other” sections.

In February 2022, the UARB issued a decision to disallow the recovery of $9 million in costs ($7 million after-tax) included in NSPML’s final capital cost application. The after-tax unrecoverable costs were recognized in “Income from equity investments” in Emera’s Condensed Consolidated Statements of Income. Management believes excluding these unrecoverable costs from the calculation of adjusted net income better reflects the underlying operations in the period. For further details on the NSPML unrecoverable costs, refer to the “Business Overview and Outlook – Canadian Electric Utilities” and “Financial Highlights – Canadian Electric Utilities” sections.

Adjusted earnings per common share – basic and dividend payout ratio of adjusted net income are non-GAAP ratios which are calculated using adjusted net income, as described above.

Emera calculates adjusted net income and adjusted earnings per common share – basic for the Canadian Electric Utilities, Other Electric Utilities, and Other segments. Reconciliation to the nearest GAAP measure is included in each segment. Refer to “Financial Highlights – Canadian Electric Utilities”, “Financial Highlights – Other Electric Utilities” and “Financial Highlights – Other” sections. For further details on dividend payout ratio of adjusted net income, see the “Dividend Payout Ratio” section in Emera’s 2021 annual MD&A.

The following reconciles net income (loss) attributable to common shareholders to adjusted net income:

	Three months ended		Six months ended
For the	June 30		June 30
millions of dollars (except per share amounts)	2022	2021	2022	2021
Net income (loss) attributable to common shareholders	$(67)	$(17)	$295	$256
MTM loss, after-tax (1)	(223)	(154)	(96)	(124)
NSPML unrecoverable costs (2)	-	-	(7)	-
Adjusted net income	$156	$137	$398	$380
Earnings (loss) per common share – basic	$(0.25)	$(0.07)	$1.12	$1.01
Adjusted earnings per common share – basic	$0.59	$0.54	$1.51	$1.49

(1) Net of income tax recovery of $91 million for the three months ended June 30, 2022 (2021- $62 million recovery) and $37 million recovery for the six months ended June 30, 2022 (2021- $49 million recovery).

(2) Emera accounts for NSPML as an equity investment and therefore the after-tax unrecoverable costs were recorded in “Income from equity investments” on Emera’s Condensed Consolidated Statements of Income.

EBITDA and Adjusted EBITDA

Earnings before interest, income taxes, depreciation and amortization (“EBITDA”) and adjusted EBITDA are non-GAAP financial measures used by Emera. These financial measures are used by numerous investors and lenders to better understand cash flows and credit quality. EBITDA is useful to assess Emera’s operating performance and indicates the Company’s ability to service or incur debt, invest in capital, and finance working capital requirements.

Similar to adjusted net income calculations described above, adjusted EBITDA represents EBITDA absent the income effect of MTM adjustments and the NSPML unrecoverable costs.

The following is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA:

	Three months ended		Six months ended
For the	June 30		June 30
millions of dollars	2022	2021	2022	2021
Net income (loss) (1)	$(52)	$(6)	$326	$279
Interest expense, net	163	153	319	310
Income tax (recovery) expense	(66)	(55)	29	1
Depreciation and amortization	230	221	460	447
EBITDA	$275	$313	$1,134	$1,037
MTM loss, excluding income tax	(314)	(216)	(133)	(173)
NSPML unrecoverable costs (2)	-	-	(7)	-
Adjusted EBITDA	$589	$529	$1,274	$1,210

(1) Net income (loss) is before Non-controlling interest in subsidiaries and Preferred stock dividends.

(2) Emera accounts for NSPML as an equity investment and therefore the after-tax unrecoverable costs were recorded in “Income from equity investments” on Emera’s Condensed Consolidated Statements of Income.

CONSOLIDATED FINANCIAL REVIEW

Significant Items Affecting Earnings

Earnings Impact of MTM Loss, After-Tax

MTM loss, after-tax increased $69 million to $223 million in Q2 2022, compared to $154 million in Q2 2021 primarily due to higher amortization of gas transportation assets in 2022 and changes in existing positions at Emera Energy. Year-to-date, MTM loss, after-tax decreased $28 million to $96 million compared to $124 million for the same period in 2021 due to a larger reversal of MTM losses in 2022, partially offset by higher amortization of gas transportation assets and changes in existing positions in 2022 at Emera Energy.

Consolidated Financial Highlights

For the	Three months ended		Six months ended
millions of dollars	June 30		June 30
Adjusted net income	2022	2021	2022	2021
Florida Electric Utility	$161	$125	$273	$208
Canadian Electric Utilities	39	44	137	132
Gas Utilities and Infrastructure	39	34	116	114
Other Electric Utilities	8	-	9	7
Other	(91)	(66)	(137)	(81)
Adjusted net income	$156	$137	$398	$380
MTM loss, after-tax	(223)	(154)	(96)	(124)
NSPML unrecoverable costs	-	-	(7)	-
Net income (loss) attributable to common shareholders	$(67)	$(17)	$295	$256

The following table highlights significant changes in adjusted net income from 2021 to 2022:

For the	Three months ended	Six months ended
millions of dollars	June 30	June 30
Adjusted net income – 2021	$137	$380
Operating Unit Performance
Increased earnings at Tampa Electric due to higher revenues as a result of rate increases effective January 2022, favourable weather and customer growth, partially offset by higher operating, maintenance and general expenses (“OM&G”)	36	65
Year-to-date, earnings increased at NSPI driven by higher sales volumes, partially offset by increased OM&G primarily due to higher storm costs, and increased information technology and power generation costs	(1)	8
Decreased earnings year-over-year at Emera Energy Services (“EES”) reflecting 2021’s Winter Storm Uri, which resulted in incremental margin	(4)	(16)
Corporate
Increased preferred stock dividends due to issuance of preferred shares in 2021	(4)	(9)
Increased foreign exchange loss, pre-tax, primarily due to realized gains on cash flow hedges in 2021	(11)	(13)
Increased OM&G, pre-tax due to the timing of long-term compensation and related hedges	(4)	(19)
Other Variances	7	2
Adjusted net income – 2022	$156	$398

For further details of reportable segments contributions, refer to the “Financial Highlights” section.

For the	Six months ended June 30
millions of dollars	2022	2021
Operating cash flow before changes in working capital	$746	$684
Change in working capital	(73)	(53)
Operating cash flow	$673	$631
Investing cash flow	$(1,030)	$(993)
Financing cash flow	$238	$320
For further discussion of cash flow, refer to the “Consolidated Cash Flow Highlights” section.
As at	June 30	December 31
millions of dollars	2022	2021
Total assets	$36,231	$34,244
Total long-term debt (including current portion)	$15,482	$14,658

Consolidated Income Statement Highlights

For the	Three months ended			Six months ended
millions of dollars	June 30			June 30
(except per share amounts)	2022	2021	Variance	2022	2021	Variance
Operating revenues	$1,380	$1,137	$243	$3,395	$2,749	$646
Operating expenses	1,389	1,107	(282)	2,825	2,282	(543)
Income from operations	$(9)	$30	$(39)	$570	$467	$103
Net income (loss) attributable to common shareholders	$(67)	$(17)	$(50)	$295	$256	$39
Adjusted net income	$156	$137	$19	$398	$380	$18
Weighted average shares of common stock outstanding (in millions) (1)	264.4	255.8	8.6	263.1	254.6	8.5
Earnings (loss) per common share – basic	$(0.25)	$(0.07)	$(0.18)	$1.12	$1.01	$0.11
Earnings (loss) per common share – diluted	$(0.25)	$(0.07)	$(0.18)	$1.12	$1.01	$0.11
Adjusted earnings per common share – basic	$0.59	$0.54	$0.05	$1.51	$1.49	$0.02
Dividends per common share declared	$0.6625	$0.6375	$0.0250	$1.3250	$1.2750	$0.0500
Adjusted EBITDA	$589	$529	$60	$1,274	$1,210	$64

(1) Effective February 10, 2022, deferred share units are no longer able to be settled in shares and are therefore excluded from weighted average shares of common stock outstanding.

Operating Revenues

For Q2 2022, operating revenues increased $243 million compared to Q2 2021 and, absent increased MTM losses of $99 million, increased $342 million. Year-to-date 2022, operating revenues increased $646 million compared to 2021 and, absent decreased MTM losses of $43 million, increased by $603 million. The increases in both periods were due to higher fuel cost recoveries at NMGC, Tampa Electric, PGS, and BLPC, new rates effective January 2022, favourable weather and customer growth at Tampa Electric, and increased sales volumes at NSPI. These increases were partially offset by decreased marketing and trading margin at EES reflecting 2021’s Winter Storm Uri, which resulted in incremental margin.

Operating Expenses

For Q2 2022, operating expenses increased $282 million and year-to-date 2022, increased $543 million compared to the same periods in 2021. The increases in both periods were due to higher natural gas and fuel prices at the regulated utilities and increased OM&G at Tampa Electric, NSPI and Corporate.

Net Income and Adjusted Net Income

For Q2 2022, net income attributable to common shareholders compared to Q2 2021, was unfavourably impacted by the $69 million increase in after-tax MTM losses. Absent the unfavourable MTM changes, adjusted net income increased $19 million. The increase was primarily due to higher earnings contribution from Tampa Electric, partially offset by realized gains on Corporate cash flow hedges in 2021.

Year-to-date in 2022, net income attributable to common shareholders, compared to the same period in 2021, was favourably impacted by the $28 million decrease in after-tax MTM losses and unfavourably impacted by the $7 million in NSPML unrecoverable costs. Absent these changes, adjusted net income increased $18 million. The increase was primarily due to higher earnings contributions from Tampa Electric and NSPI. These were partially offset by increased Corporate OM&G due to the timing of long-term compensation and related hedges, lower earnings contribution from EES, realized gains on Corporate cash flow hedges in 2021, and increased preferred stock dividends due to issuance of preferred shares in 2021.

Earnings and Adjusted Earnings per Common Share – Basic

Earnings per common share – basic were lower for Q2 2022, compared to Q2 2021, due to the impact of lower earnings as discussed above and the impact of the increase in weighted average shares of common stock outstanding. Earnings per common share – basic year-to-date in 2022 were higher due to increased adjusted earnings as discussed above, partially offset by the impact of the increase in weighted average shares outstanding.

Adjusted earnings per common share were higher for Q2 2022 and year-to-date 2022, due to increased earnings as discussed above, partially offset by the impact of the increase in weighted average shares of common stock outstanding.

Effect of Foreign Currency Translation

Emera operates in Canada, the United States and various Caribbean countries and, as such, generates revenues and incurs expenses denominated in local currencies which are translated into CAD for financial reporting. Changes in translation rates, particularly in the value of the USD against the CAD, can positively or adversely affect results.

In general, Emera’s earnings benefit from a weakening CAD and are adversely impacted by a strengthening CAD. The impact in any period is driven by rate changes, the timing and percentage of earnings from foreign operations, and the impact of entered foreign exchange cash flow hedges to manage foreign exchange earnings exposure.

Results of foreign operations are translated at the weighted average rate of exchange and assets and liabilities of foreign operations are translated at period end rates. The relevant CAD/USD exchange rates for 2022 and 2021 are as follows:

	Three months ended June 30		Six months ended June 30		Year ended December 31
For the	2022	2021	2022	2021	2021
Weighted average CAD/USD	$1.27	$1.25	$1.27	$1.27	$1.26
Period end CAD/USD	$1.29	$1.24	$1.29	$1.24	$1.27

The table below includes Emera’s significant segments whose contributions to adjusted net income are recorded in USD currency.

For the	Three months ended June 30		Six months ended June 30
millions of USD	2022	2021	2022	2021
Florida Electric Utility	$126	$102	$214	$167
Gas Utilities and Infrastructure (1)	21	21	79	77
Other Electric Utilities	6	-	7	6
Other segment (2)	(38)	(37)	(50)	(39)
Total (3)	$115	$86	$250	$211

(1) Includes USD net income from PGS, NMGC, SeaCoast and M&NP.

(2) Includes Emera Energy’s USD adjusted net income from EES, Bear Swamp and interest expense on Emera Inc.’s USD denominated debt

(3) Net of $173 million MTM loss, after-tax for the three months ended June 30, 2022 (2021- $119 million) and $70 million MTM loss, after-tax for the six months ended June 30, 2022 (2021- $96 million).

The impact of changes in the foreign exchange rate on net income in Q2 and year-to-date in 2022 was minimal. The weakening of the CAD increased adjusted net income by $7 million in Q2 and year-to-date in 2022 (including the current quarter and year-to-date impacts of foreign exchange hedges in the Other segment), compared to the same period in 2021.

BUSINESS OVERVIEW AND OUTLOOK

COVID-19 Pandemic

The Company’s priorities continue to be reliable delivery of essential energy services to meet customers’ demands while maintaining the health and safety of its customers and employees and supporting the communities in which Emera operates. While the ongoing COVID-19 pandemic has had varying effects on the service territories in which Emera operates, on a consolidated basis, COVID-19 is not expected to have a material financial impact in 2022. For further information on COVID-19 and its potential future impacts on Emera and its businesses, refer to the “Business Overview and Outlook” and “Liquidity and Capital Resources” sections in Emera’s 2021 annual MD&A.

Florida Electric Utility

Florida Electric Utility consists of Tampa Electric, a vertically integrated regulated electric utility engaged in the generation, transmission and distribution of electricity, serving customers in West Central Florida.

Tampa Electric anticipates earning within its ROE range in 2022. New base rates effective January 1, 2022 are expected to result in higher 2022 USD earnings than in 2021. Tampa Electric expects customer growth rates in 2022 to be consistent with 2021, reflective of current economic growth in Florida.

Tampa Electric’s 2021 settlement agreement allows the company to request an increase to revenue and ROE due to increases in the 30-year United States Treasury bond yield rate. On July 1, 2022, Tampa Electric requested the FPSC to increase its annual base rates by $10 million USD and to increase its ROE. If approved, the new mid-point ROE will be 10.20 per cent, and the range will be 9.25 per cent to 11.25 per cent. The FPSC is expected to issue a decision in August 2022.

The mid-course fuel adjustment requested by Tampa Electric on January 19, 2022, was approved on March 1, 2022. The rate increase, effective with the first billing cycle in April 2022, covered higher fuel and capacity costs of $169 million USD and will be spread over customer bills from April 1, 2022 through December 2022.

In 2022, capital investment in the Florida Electric Utility segment is expected to be approximately $1.1 billion USD (2021—$1.2 billion USD), including allowance for funds used during construction (“AFUDC”). Capital projects include continuation of the modernization of the Big Bend Power Station, solar investments, grid modernization, storm hardening investments, and operational infrastructure.

Canadian Electric Utilities

Canadian Electric Utilities includes NSPI and Emera Newfoundland & Labrador Holdings Inc. (“ENL”). NSPI is a vertically integrated regulated electric utility engaged in the generation, transmission and distribution of electricity and is the primary electricity supplier to customers in Nova Scotia. ENL is a holding company with equity investments in NSPML and LIL, two transmission investments related to the development of an 824 MW hydroelectric generating facility at Muskrat Falls on the Lower Churchill River in Labrador.

NSPI

NSPI anticipates earning within its allowed ROE range in 2022 and expects earnings to be consistent with 2021. Warmer than normal weather adversely affected NSPI’s sales volumes in 2021. NSPI expects sales volumes to be higher than 2021.

NSPI is currently operating under a three-year fuel stability plan which results in an average annual overall rate increase of 1.5 per cent to recover fuel costs for the period of 2020 through 2022. The 2022 rates include approximately $162 million related to the recovery of Maritime Link costs (discussed below in the “ENL, NSPML” section).

On January 27, 2022, NSPI filed a General Rate Application (“GRA”) with the UARB, which was then amended on February 18, 2022. The GRA proposes a rate stability plan for 2022 through 2024 which includes average base rate increases of 2.8 per cent per year and average fuel rate increases pursuant to the Fuel Adjustment Mechanism (“FAM”) of 0.8 per cent per year on August 1, 2022, January 1, 2023 and January 1, 2024. The proposed rates would result in annualized incremental revenue (base and fuel rates) increases of $52 million in 2022 ($21 million related to August 1, 2022 through December 31, 2022), $54 million in 2023 and $56 million in 2024. The effective timing of any approved increases would be determined by the UARB. The hearing for this matter is scheduled for September 2022 and a decision by the UARB is expected later in the year.

Energy from renewable sources has increased with Nalcor Energy’s (“Nalcor”) NS Block delivery obligations from the Muskrat Falls hydroelectric project (“Muskrat Falls”) commencing August 15, 2021. Nalcor is obligated to provide NSPI with approximately 900 GWh of energy annually over 35 years. In addition, for the first five years of the NS Block, NSPI is also entitled to receive approximately 240 GWh of additional energy from the Supplemental Energy Block transmitted through the Maritime Link. Nalcor’s final commissioning of the LIL has experienced delays. During these final stages of commissioning, there will be interruptions in supply, with any resultant delivery shortfalls being delivered at a date to be agreed to by the companies. Commencing in September 2022, NSPI has the option of purchasing additional market-priced energy from Nalcor through the Energy Access Agreement. Pursuant to the Energy Access Agreement, Nalcor is obligated to offer NSPI a minimum average of 1.2 TWh of energy annually. Nalcor is working towards final commissioning of the LIL in 2022.

In 2022, NSPI expects to invest $565 million (2021 – $388 million), including AFUDC, primarily in capital projects to support system reliability, renew hydroelectric infrastructure, and add renewable capacity.

Environmental Legislation and Regulations

NSPI is subject to environmental laws and regulations set by both the Government of Canada and the Province of Nova Scotia. NSPI continues to work with both levels of government to comply with these laws and regulations to maximize efficiency of emission control measures and minimize customer cost. NSPI anticipates that costs prudently incurred to achieve legislated compliance will be recoverable under NSPI’s regulatory framework. NSPI faces risks associated with achieving climate-related and environmental legislative requirements, including the risk of non-compliance, which could adversely affect NSPI’s operations and financial performance. For further discussion on these risks and environmental legislation and regulations, refer to the “Enterprise Risk and Risk Management” and “Business Overview and Outlook – Canadian Electric Utilities” sections respectively of Emera’s 2021 annual MD&A. Recent developments related to provincial and federal environmental laws and regulations are outlined below.

Nova Scotia Cap-and-Trade Program Regulations:

In Q1 2022, NSPI received its 2022 granted emissions allowances under the Nova Scotia Cap-and-Trade Program Regulations. These allowances will be allocated within the initial four-year compliance period that ends in 2022. In addition to the granted allowances, NSPI is permitted to purchase up to five per cent of the credits available at provincial auctions or reserve credits, which are anticipated to be priced at a premium, from the provincial government.

Nova Scotia Renewable Energy Regulations:

The alternative compliance plan, under the provincially legislated Renewable Energy Regulations, requires NSPI to achieve 40 per cent of electric sales generated from renewable sources over the 2020 through 2022 period. With delivery of the NS Block commencing later than anticipated, as well as further interruptions in supply due to delays in the LIL, NSPI is not forecasting the ability to achieve the requirements of the alternative compliance plan. The Renewable Energy Regulations require NSPI to have acted in a duly diligent manner. If NSPI is found not to have acted in a duly diligent manner, it could be subject to a maximum penalty of $10 million.

ENL

Absent the NSPML unrecoverable costs, equity earnings from NSPML and LIL are expected to be consistent in 2022, compared to 2021. Both NSPML and LIL investments are recorded as “Investments subject to significant influence” on Emera’s Condensed Consolidated Balance Sheets.

NSPML

Equity earnings from the Maritime Link are dependent on the approved ROE and operational performance of NSPML. NSPML’s approved regulated ROE range is 8.75 per cent to 9.25 per cent, based on an actual five-quarter average regulated common equity component of up to 30 per cent.

The Maritime Link assets entered into service on January 15, 2018, enabling the transmission of energy between Newfoundland and Nova Scotia, improved reliability and ancillary benefits, and supporting the efficiency and reliability of energy in both provinces. For further information on the NS Block, refer to the NSPI section above.

On August 3, 2022, NSPML submitted an application to the UARB requesting recovery of approximately $164 million in Maritime Link costs for 2023. A decision is expected in Q4 2022.

In February 2022, the UARB issued its decision and Board Order approving NSPML’s requested rate base of approximately $1.8 billion less approximately $9 million of costs ($7 million after-tax) that would not otherwise have been recoverable if incurred by NSPI. NSPML also received approval to collect $168 million (2021- $172 million) from NSPI for the recovery of Maritime Link costs in 2022. This is subject to a monthly holdback of up to $2 million from April to December 2022 contingent on receiving at least 90 per cent of NS Block deliveries, including Supplementary Energy deliveries, and the cost of replacement energy.

NSPML does not anticipate any significant capital investment in 2022 (2021 – $6 million).

LIL

ENL is a limited partner with Nalcor in LIL. Construction of the LIL is complete and Nalcor is working towards final commissioning in 2022.

Equity earnings from the LIL investment are based upon the book value of the equity investment and the approved ROE. Emera’s current equity investment is $710 million, comprised of $410 million in equity contribution and $300 million of accumulated equity earnings. Emera’s total equity contribution in the LIL, excluding accumulated equity earnings, is estimated to be approximately $650 million after the Lower Churchill projects are completed.

Cash earnings and return of equity will begin after commissioning of the LIL by Nalcor, and until that point Emera will continue to record AFUDC earnings.

Gas Utilities and Infrastructure

Gas Utilities and Infrastructure includes PGS, NMGC, SeaCoast, Brunswick Pipeline and Emera’s non-consolidated investment in M&NP. PGS is a regulated gas distribution utility engaged in the purchase, distribution and sale of natural gas serving customers in Florida. NMGC is an intrastate regulated gas distribution utility engaged in the purchase, transmission, distribution and sale of natural gas serving customers in New Mexico. SeaCoast is a regulated intrastate natural gas transmission company offering services in Florida. Brunswick Pipeline is a regulated 145-kilometre pipeline delivering re-gasified liquefied natural gas from Saint John, New Brunswick, to markets in the northeastern United States.

Gas Utilities and Infrastructure USD earnings are anticipated to be higher in 2022 than 2021, primarily due to customer growth and the reversal of accumulated depreciation at PGS, as discussed below.

PGS anticipates earning within its allowed ROE range in 2022 and expects rate base and USD earnings to be higher than in 2021. PGS expects favourable customer growth in 2022 and residential and commercial sales volumes in 2022 are expected to increase at a level consistent with customer growth. The PGS rate case settlement, which was approved in November 2020, also provides the ability to reverse a total of $34 million USD of accumulated depreciation through 2023. Through June 2022, PGS reversed $10 million USD accumulated depreciation. The reversal of the remaining accumulated depreciation is expected to occur over the 2022 and 2023 periods.

NMGC anticipates earning below its authorized ROE in 2022 and expects rate base to be higher than 2021. NMGC expects customer growth rates to be consistent with historical trends.

On December 13, 2021, NMGC filed a rate case with the NMPRC for new rates to become effective January 2023. On May 20, 2022, NMGC filed an unopposed settlement agreement with the NMPRC for an increase of $19 million USD in annual base revenues. The proposed rates reflect the recovery of increased operating costs and capital investments in pipelines and related infrastructure. A hearing was held in June 2022 and a decision from the NMPRC is expected in Q4 2022.

In 2018, SeaCoast executed a 34-year agreement to provide long-term firm gas transportation service via a 21-mile, 30-inch pipeline lateral. The lease of the pipeline lateral commenced January 1, 2022.

In 2022, capital investment in the Gas Utilities and Infrastructure segment is expected to be approximately $485 million USD (2021 - $407 million USD), including AFUDC. PGS will make investments to expand its system and support customer growth. NMGC will continue to make investments to maintain the reliability of its system.

Other Electric Utilities

Other Electric Utilities includes Emera (Caribbean) Incorporated (“ECI”), a holding company with regulated electric utilities. ECI’s regulated utilities include vertically integrated regulated electric utilities of BLPC on the island of Barbados, GBPC on Grand Bahama Island, and a 19.5 per cent interest in Lucelec on the island of St. Lucia which is accounted for on the equity basis.

Other Electric Utilities’ USD earnings in 2022 are expected to increase over the prior year due to higher earnings due to higher base rates at GBPC and BLPC and the continued recovery in local economies from the impacts of COVID-19.

On March 31, 2022, Emera completed the sale of its 51.9 per cent interest in Dominica Electricity Services Ltd. (“Domlec”) for proceeds which approximated carrying value. Domlec was included in the Other Electric segment in Q1 2022. The sale did not have a material impact on earnings.

On January 14, 2022, the GBPA issued its decision on GBPC’s rate application. The approved increase in annual revenues of $3.5 million USD commenced on April 1, 2022.

On October 4, 2021 BLPC submitted a general rate review application to the FTC. The application seeks a rate adjustment and the implementation of a cost reflective rate structure that will facilitate the changes expected in the newly reformed electricity market and the country’s transition towards 100 per cent renewable energy generation. The application seeks recovery of capital investment in plant, equipment and related infrastructure and results in an increase in annual non-fuel revenue of approximately $23 million USD upon approval. The application includes a request for an allowed regulatory ROE of 12.50 per cent on an allowed equity capital structure of 65 per cent. BLPC expects a decision from the FTC and new rates in 2022.

In 2022, capital investment in the Other Electric Utilities segment is expected to be $65 million USD (2021 – $88 million USD), primarily in more efficient and cleaner sources of generation, including renewables and battery storage.

Other

The Other segment includes business operations that in a normal year are below the required threshold for reporting as separate segments; and corporate expense and revenue items that are not directly allocated to the operations of Emera’s subsidiaries and investments.

Business operations in the Other segment include Emera Energy and Emera Technologies LLC (“ETL”). Emera Energy consists of EES, a wholly owned physical energy marketing and trading business, and an equity investment in a 50.0 per cent joint venture ownership of Bear Swamp, a 633 MW pumped storage hydroelectric facility in northwestern Massachusetts. ETL is a wholly owned technology company focused on finding ways to deliver renewable and resilient energy to customers.

Corporate items included in the Other segment are certain corporate-wide functions including executive management, strategic planning, treasury services, legal, financial reporting, tax planning, corporate business development, corporate governance, investor relations, risk management, insurance, acquisition and disposition related costs, gains or losses on select assets sales, and corporate human resource activities. It includes interest revenue on intercompany financings recorded in “Intercompany revenue” and interest expense on corporate debt in both Canada and the United States. It also includes costs associated with corporate activities that are not directly allocated to the operations of Emera’s subsidiaries and investments.

Earnings from EES are generally dependent on market conditions. In particular, volatility in natural gas and electricity markets, which can be influenced by weather, local supply constraints and other supply and demand factors, can provide higher levels of margin opportunity. The business is seasonal, with Q1 and Q4 usually providing the greatest opportunity for earnings. EES is generally expected to deliver annual adjusted net income within its guidance range of $15 to $30 million USD ($45 to $70 million USD of margin).

The adjusted net loss from the Other segment is expected to be higher in 2022 due to higher Corporate OM&G which is primarily driven by the timing of long-term compensation and related hedges, EES returning to its normal earnings range, realized foreign exchange gains on cash flow hedges in 2021, and additional preferred dividends. This is expected to be partially offset by decreased taxes due to a higher net loss.

The Other segment does not anticipate any significant capital investment in 2022 (2021 – $1 million).

CONSOLIDATED BALANCE SHEET HIGHLIGHTS

Significant changes in the Condensed Consolidated Balance Sheets between December 31, 2021 and June 30, 2022 include:

millions of dollars	Increase (Decrease)	Explanation
Assets
Cash and cash equivalents	$(119)	Decreased due to increased investment in property, plant and equipment at the regulated utilities and dividends on common stock. These were partially offset by cash from operations and net proceeds under committed credit facilities
Inventory	53	Increased due to higher commodity prices at Emera Energy and higher materials and supplies inventory at Tampa Electric
Derivative instruments (current and long-term)	346	Increased due to higher commodity prices at NSPI and reversal of 2021 contracts at Emera Energy, partially offset by settlements at NSPI
Regulatory assets (current and long-term)	355	Increased due to higher cost recovery clauses at Tampa Electric, increased FAM deferrals at NSPI and increased deferred income tax regulatory assets at NSPI and Tampa Electric. These were partially offset by recovery of gas costs from the NMGC 2021 winter event
Receivables and other assets (current and long-term)	425	Increased due to higher gas transportation assets and cash collateral at Emera Energy, higher trade receivables at Tampa Electric, Emera Energy and NSPI and the required prepayment of income taxes and related interest and timing of provincial grants in lieu of taxes at NSPI
Property, plant and equipment, net of accumulated depreciation and amortization	670	Increased due to additions at Tampa Electric, PGS and NSPI, and the effect of a weaker CAD on the translation of Emera’s foreign affiliates. These were partially offset by reclassification of Seacoast’s pipeline lateral on commencement of the sales-type lease
Net investment in direct finance and sales type leases	103	Increased due to commencement of the pipeline lease at Seacoast
Goodwill	93	Increased due to the effect of a weaker CAD on the translation of Emera’s foreign affiliates
Liabilities and Equity
Short-term debt and long-term debt (including current portion)	$526	Increased due to net issuance of committed credit facilities at Emera and Tampa Electric and the effect of a weaker CAD on the translation of Emera’s foreign affiliates. These were partially offset by repayments under the committed credit facilities at NSPI
Accounts payable	275	Increased due to higher cash collateral position on derivative instruments at NSPI and increased commodity prices at Emera Energy, partially offset by lower trading volumes at Emera Energy due to seasonality of the business
Derivative instruments (current and long-term)	388	Increased due to new contracts in 2022 and changes in existing positions, partially offset by reversal of 2021 contracts at Emera Energy
Regulatory liabilities (current and long-term)	250	Increased due to deferrals related to derivative instruments at NSPI
Other liabilities (current and long-term)	183	Increased due to accrued emissions compliance charges at NSPI and higher investment tax credits related to solar projects at Tampa Electric
Common stock	267	Increased due to Emera’s ATM equity program and shares issued under the dividend reinvestment program
Accumulated other comprehensive income	117	Increased due to the effect of a weaker CAD on the translation of Emera’s foreign affiliates
Retained earnings	(53)	Decreased due to dividends paid in excess of net income

DEVELOPMENTS

Appointments

Effective July 1, 2022, Michael Barrett was appointed Executive Vice President and General Counsel for Emera. Mr. Barrett was most recently the General Counsel for Emera.

Effective June 30, 2022, Bruce Marchand was appointed Chief Risk and Sustainability Officer for Emera. Mr.  Marchand was most recently the Chief Legal and Compliance Officer for Emera.

FINANCIAL HIGHLIGHTS

Florida Electric Utility

All amounts are reported in USD, unless otherwise stated.

	Three months ended		Six months ended
For the		June 30		June 30

millions of USD (except per share amounts)	2022	2021	2022	2021

Operating revenues – regulated electric	$663	$532	$1,173	$979

Regulated fuel for generation and purchased power	$225	$156	$361	$284

Contribution to consolidated net income	$126	$102	$214	$167

Contribution to consolidated net income – CAD	$161	$125	$273	$208

Contribution to consolidated earnings per common share – basic – CAD	$0.61	$0.49	$1.04	$0.82

Net income weighted average foreign exchange rate – CAD/USD	$1.28	$1.22	$1.27	$1.24

Net Income

Highlights of the net income changes are summarized in the following table:

For the millions of USD	Three months ended June 30	Six months ended June 30
Contribution to consolidated net income – 2021	$ 102	$ 167
Increased operating revenues – see Operating Revenues – Regulated Electric below	131	194
Increased fuel for generation and purchased power – see Regulated Fuel for Generation and Purchased Power below	(69)	(77)
Increased OM&G expenses due to timing of deferred clause recoveries, higher transmission and distribution, insurance and benefit costs	(9)	(28)
Increased depreciation and amortization due to additions to facilities and the in-service of generation projects	(4)	(6)
Decreased AFUDC earnings due to the timing of power plant modernization and solar projects	(4)	(7)
Increased income tax expense primarily due to increased income before provision for income taxes	(17)	(25)
Other	(4)	(4)
Contribution to consolidated net income – 2022	$ 126	$ 214

The impact of the change in the foreign exchange rate increased CAD earnings for the three and six months ended June 30, 2022 by $7 million and $6 million, respectively.

Operating Revenues – Regulated Electric

Electric revenues increased $131 million to $663 million in Q2 2022, compared to $532 million in Q2 2021. Year-to-date 2022, electric revenues increased $194 million to $1,173 million, compared to $979 million for the same period in 2021. Increases in both periods were due to higher fuel recovery clause revenue as a result of increased fuel costs, new rates effective January 2022, favourable weather and customer growth.

Electric revenues and sales volumes are summarized in the following tables by customer class:

Q2 Electric Revenues
in millions of USD	2022	2021
Residential	$348	$276
Commercial	170	144
Industrial	47	42
Other (1)	98	70
Total	$663	$532

(1) Other includes sales to public authorities, off-system sales to other utilities, unbilled revenues and regulatory deferrals related to clauses.

YTD Electric Revenues
in millions of USD	2022	2021
Residential	$618	$508
Commercial	307	270
Industrial	84	79
Other (1)	164	122
Total	$1,173	$979

(1) Other includes sales to public authorities, off-system sales to other utilities, unbilled revenues and regulatory deferrals related to clauses.

Q2 Electric Sales Volumes (1)
Gigawatt hours (“GWh”)	2022	2021
Residential	2,513	2,472
Commercial	1,575	1,525
Industrial	550	541
Other	632	494
Total	5,270	5,032

(1) Electric sales volumes are calculated based on billed hours only. GWh related to unbilled revenues are excluded.

YTD Electric Sales Volumes (1)
GWh	2022	2021
Residential	4,595	4,525
Commercial	2,950	2,850
Industrial	1,034	1,015
Other	1,164	939
Total	9,743	9,329

(1) Electric sales volumes are calculated based on billed hours only. GWh related to unbilled revenues are excluded.

Regulated Fuel for Generation and Purchased Power

Regulated fuel for generation and purchased power increased $69 million to $225 million in Q2 2022, compared to $156 million in Q2 2021 and, year-to-date 2022, increased $77 million to $361 million, compared to $284 million in the same period in 2021. The increases in both periods were primarily due to higher natural gas prices.

Q2 Production Volumes in GWh	2022	2021
Natural gas	4,536	4,075
Purchased power	372	695
Coal	354	351
Solar	490	395
Total	5,752	5,516

YTD Production Volumes in GWh	2022	2021
Natural gas	8,364	7,482
Purchased power	395	1,035
Coal	774	757
Solar	801	681
Total	10,334	9,955

Average fuel cost per megawatt hour (“MWh”) increased to $39 per MWh in Q2 2022 compared to $28 per MWh in Q2 2021. Year-to-date, average fuel cost per MWh increased to $35 per MWh compared to $29 per MWh in the same period in 2021. The increases in both periods were primarily due to higher natural gas prices.

Canadian Electric Utilities

	Three months ended		Six months ended
For the	June 30		June 30
millions of dollars (except per share amounts)	2022	2021	2022	2021
Operating revenues – regulated electric	$375	$341	$884	$784
Regulated fuel for generation and purchased power (1)	$235	$173	$538	$385
Income from equity investments (2)	$24	$27	$51	$53
Contribution to consolidated adjusted net income	$39	$44	$137	$132
NSPML unrecoverable costs	$-	$-	$(7)	$-
Contribution to consolidated net income	$39	$44	$130	$132
Contribution to consolidated adjusted earnings per common share – basic	$0.15	$0.17	$0.52	$0.52
Contribution to consolidated earnings per common share – basic	$0.15	$0.17	$0.49	$0.52

(1) Regulated fuel for generation and purchased power includes NSPI’s FAM and fixed cost deferrals on the Condensed Consolidated Statements of Income, however it is excluded in the segment overview.

(2) Income from equity investments excludes $7 million in NSPML unrecoverable costs, after-tax, for the six months ended June 30, 2022 (2021 – nil).

Canadian Electric Utilities’ contribution to consolidated adjusted net income is summarized in the following table:

For the	Three months ended June 30		Six months ended June 30
millions of dollars	2022	2021	2022	2021
NSPI	$17	$18	$88	$80
Equity investment in NSPML	10	14	23	27
Equity investment in LIL	12	12	26	25
Contribution to consolidated adjusted net income	$39	$44	$137	$132

Net Income

Highlights of the net income changes are summarized in the following table:

For the	Three months ended	Six months ended
millions of dollars	June 30	June 30
Contribution to consolidated net income – 2021	$44	$132
Increased operating revenues – see Operating Revenues – Regulated Electric below	34	100
Increased fuel for generation and purchased power – see Regulated Fuel for Generation and Purchased Power below	(62)	(153)
Increased FAM and fixed cost deferrals due to current period under-recovery of fuel costs	33	75
Increased OM&G expense primarily due to higher storm costs, and increased information technology and power generation costs	(7)	(20)
NSPML unrecoverable costs	-	(7)
Other	(3)	3
Contribution to consolidated net income – 2022	$39	$130

NSPI

Operating Revenues – Regulated Electric

Operating revenues increased $34 million to $375 million in Q2 2022, compared to $341 million in Q2 2021. Year-to-date 2022, operating revenues increased $100 million to $884 million compared to $784 million for the same period in 2021. The increases in both periods were primarily due to increased recovery of fuel costs from an industrial customer and increased residential and commercial class sales volumes.

Electric revenues and sales volumes are summarized in the following tables by customer class:

Q2 Electric Revenues
millions of dollars	2022	2021
Residential	$182	$175
Commercial	97	92
Industrial	80	59
Other	7	7
Total	$366	$333

YTD Electric Revenues
millions of dollars	2022	2021
Residential	$467	$434
Commercial	219	206
Industrial	168	115
Other	14	14
Total	$868	$769

Q2 Electric Sales Volumes
GWh	2022	2021
Residential	1,046	1,010
Commercial	680	650
Industrial	619	626
Other	35	35
Total	2,380	2,321

YTD Electric Sales Volumes
GWh	2022	2021
Residential	2,733	2,559
Commercial	1,544	1,472
Industrial	1,220	1,198
Other	74	78
Total	5,571	5,307

Regulated Fuel for Generation and Purchased Power

Regulated fuel for generation and purchased power increased $62 million to $235 million in Q2 2022, compared to $173 million in Q2 2021, and year-to-date 2022 increased $153 million to $538 million, compared to $385 million in the same period in 2021. Increases in both periods were due to increased provision recognized as part of the Nova Scotia Cap-and-Trade Program, increased commodity pricing, and increased sales volumes, partially offset by changes in generation mix.

The provision for the Nova Scotia Cap-and-Trade program was $39 million for the three months ended June 30, 2022 (2021 – $1 million) and $112 million for the six months ended June 30, 2022 (2021 – $3 million). This non-cash accrual represents the estimated future cost of acquiring emissions credits for the 2019 through 2022 compliance period. These costs are estimated based on forecasted emissions for the compliance period and are sensitive to changes to forecasts of energy received from Muskrat Falls for the remainder of 2022 and the actual emissions profile.

Q2 Production Volumes
GWh	2022	2021
Coal	674	767
Natural gas	440	498
Petcoke	210	-
Purchased power	194	287
Oil	-	6
Total non-renewables	1,518	1,558
Purchased power	604	518
Wind and hydro	335	335
CBiomass	37	32
Total renewables	976	885
Total production volumes	2,494	2,443

YTD Production Volumes
GWh	2022	2021
Coal	1,991	2,421
Natural gas	762	811
Petcoke	449	206
Purchased power	354	392
Oil	207	57
Total non-renewables	3,763	3,887
Purchased power	1,309	1,064
Wind and hydro	766	640
Biomass	85	69
Total renewables	2,160	1,773
Total production volumes	5,923	5,660

Average fuel cost per MWh increased in Q2 2022 to $94 per MWh, compared to $71 per MWH in Q2 2021. Year-to-date 2022, average fuel cost per MWh increased to $91 per MWh compared to $68 per MWh in 2021. This was primarily due to increased provision recognized as part of the Nova Scotia Cap-and-Trade Program and increased commodity pricing. The increase was partially offset by a favourable change in generation mix.

NSPI’s FAM regulatory asset balance increased $126 million to $271 million at June 30, 2022 from $145 million at December 31, 2021 due to an under-recovery of current period fuel costs.

Gas Utilities and Infrastructure

All amounts are reported in USD, unless otherwise stated.

	Three months ended		Six months ended
For the	June 30		June 30
millions of USD (except per share amounts)	2022	2021	2022	2021
Operating revenues – regulated gas (1)	$266	$198	$664	$510
Operating revenues – non-regulated	3	4	6	7
Total operating revenue	$269	$202	$670	$517
Regulated cost of natural gas	$116	$55	$318	$179
Income from equity investments	$3	$4	$7	$8
Contribution to consolidated net income	$31	$28	$92	$91
Contribution to consolidated net income – CAD	$39	$34	$116	$114
Contribution to consolidated earnings per common share – basic – CAD	$0.15	$0.13	$0.44	$0.45
Net income weighted average foreign exchange rate – CAD/USD	$1.28	$1.23	$1.27	$1.26

(1) Operating revenues – regulated gas includes $12 million of finance income from Brunswick Pipeline (2021 - $12 million) for the three months ended June 30, 2022 and $23 million (2021 - $23 million) for the six months ended June 30, 2022; however, it is excluded from the gas revenues analysis below.

Gas Utilities and Infrastructure’s contribution is summarized in the following table:

	Three months ended		Six months ended
For the	June 30		June 30
millions of USD	2022	2021	2022	2021
PGS	$19	$19	$49	$46
NMGC	(2)	(2)	17	22
Other	14	11	26	23
Contribution to consolidated net income	$31	$28	$92	$91

Net Income

Highlights of the net income changes are summarized in the following table:

For the	Three months ended	Six months ended
millions of USD	June 30	June 30
Contribution to consolidated net income – 2021	$28	$91
Increased gas operating revenues – see Operating Revenues – Regulated Gas below	68	154
Increased cost of natural gas sold – See Regulated Cost of Natural Gas below	(61)	(139)
Increased OM&G expense primarily due to higher labour, benefits and contractor costs at PGS	(3)	(10)
Decreased depreciation and amortization expense due to reversal of accumulated depreciation at PGS, partially offset by increases due to asset growth	3	6
Other	(4)	(10)
Contribution to consolidated net income – 2022	$31	$92

The impact of the change in the foreign exchange rate on CAD earnings for the three and six months ended June 30, 2022 was minimal.

Operating Revenues – Regulated Gas

Gas Utilities and Infrastructure’s operating revenues increased $68 million to $266 million in Q2 2022, compared to $198 million in Q2 2021 and year-to-date 2022 increased $154 million to $664 million, compared to $510 million in the same period in 2021. The increases in both periods were due to higher purchased gas adjustment clause revenues at PGS and NMGC as a result of higher gas prices and higher base revenues at PGS due to increased off-system sales and customer growth.

Gas revenues and sales volumes are summarized in the following tables by customer class:

Q2 Gas Revenues
millions of USD	2022	2021
Residential	$109	$90
Commercial	75	63
Industrial (1)	16	13
Other (2)	55	20
Total (3)	$255	$186

(1) Industrial includes sales to power generation customers.

(2) Other includes off-system sales to other utilities and various other items.

(3) Excludes $12 million of finance income from Brunswick Pipeline (2021 – $12 million).

YTD Gas Revenues
millions of USD	2022	2021
Residential	$328	$262
Commercial	183	153
Industrial (1)	30	25
Other (2)	101	47
Total (3)	$642	$487

(1) Industrial includes sales to power generation customers.

(2) Other includes off-system sales to other utilities and various other items.

(3) Excludes $23 million of finance income from Brunswick Pipeline (2021 – $23 million).

Q2 Gas Volumes
Therms (millions)	2022	2021
Residential	53	59
Commercial	184	181
Industrial	361	356
Other	56	40
Total	654	636

YTD Gas Volumes
Therms (millions)	2022	2021
Residential	244	247
Commercial	436	423
Industrial	705	723
Other	102	87
Total	1,487	1,480

Regulated Cost of Natural Gas

Regulated cost of natural gas increased $61 million to $116 million in Q2 2022, compared to $55 million in Q2 2021 and year-to-date 2022 increased $139 million to $318 million, compared to $179 million in the same period in 2021. The increases in both periods were due to higher gas prices at PGS and NMGC.

Gas sales by type are summarized in the following table:

Q2 Gas Volumes by Type
Therms (millions)	2022	2021
System supply	117	100
Transportation	537	536
Total	654	636

YTD Gas Volumes by Type
Therms (millions)	2022	2021
System supply	399	366
Transportation	1,088	1,114
Total	1,487	1,480

Other Electric Utilities

All amounts are reported in USD, unless otherwise stated.

For the	Three months ended June 30		Six months ended June 30
millions of USD (except per share amounts)	2022	2021	2022	2021
Operating revenues – regulated electric	$102	$87	$196	$161
Regulated fuel for generation and purchased power	$61	$44	$111	$77
Contribution to consolidated adjusted net income	$6	$-	$7	$6
Contribution to consolidated adjusted net income – CAD	$8	$-	$9	$7
Equity securities MTM loss	$(2)	$(1)	$(4)	$(1)
Contribution to consolidated net income (loss)	$4	$(1)	$3	$5
Contribution to consolidated net income (loss) – CAD	$5	$(1)	$4	$6
Contribution to consolidated adjusted earnings per common share – basic – CAD	$0.03	$-	$0.03	$0.03
Contribution to consolidated earnings per common share – basic – CAD	$0.02	$-	$0.02	$0.02
Net income weighted average foreign exchange rate – CAD/USD	$1.28	$1.31	$1.29	$1.25

Other Electric Utilities’ contribution to consolidated adjusted net income is summarized in the following table:

	Three months ended		Six months ended
For the	June 30		June 30
millions of USD	2022	2021	2022	2021
BLPC	$1	$-	$3	$2
GBPC	1	-	3	5
Other	4	-	1	(1)
Contribution to consolidated adjusted net income	$6	$-	$7	$6

Excluding the change in MTM, Other Electric Utilities’ CAD contribution to consolidated net income in Q2 2022 was $8 million, compared to nil in Q2 2021. Year-to-date, CAD contribution increased by $2 million to $9 million in 2022, compared to $7 million in 2021. Increases in both periods were due to the return of unclaimed cash from the acquisition of a non-controlling interest in 2016, higher sales at BLPC, and lower interest expense. Year-over-year, the increase was partially offset by the recognition of Hurricane Dorian insurance proceeds at GBPC in 2021.

The impact of the change in the foreign exchange rate on CAD earnings for the three and six months ended June 30, 2022 was minimal.

Operating Revenues – Regulated Electric

Operating revenues increased $15 million to $102 million in Q2 2022, compared to $87 million for Q2 2021. Year-to-date, revenues increased $35 million to $196 million compared to $161 million in the same period in 2021. The increases in both periods resulted from higher fuel revenue at BLPC due to higher fuel prices.

Electric sales volumes were 302 GWh in Q2 2022, compared to 306 GWh in Q2 2021. Year-to-date, electric sales volumes were 609 GWh, compared to 595 GWh for the same period in 2021.

Regulated Fuel for Generation and Purchased Power

Regulated fuel for generation and purchased power increased $17 million to $61 million in Q2 2022, compared to $44 million in Q2 2021. Year-to-date 2022, regulated fuel for generation and purchased power increased $34 million to $111 million, compared to $77 million in 2021. The increases in both periods were due to higher fuel prices at BLPC.

Other

	Three months ended		Six months ended
For the	June 30		June 30
millions of dollars (except per share amounts)	2022	2021	2022	2021
Marketing and trading margin (1) (2)	$(2)	$-	$47	$67
Other non-regulated operating revenue	3	9	10	17
Total operating revenues – non-regulated	$1	$9	$57	$84
Income from equity investments	$3	$4	$7	$11
Contribution to consolidated adjusted net loss	$(91)	$(66)	$(137)	$(81)
MTM loss, after-tax (3)	(220)	(153)	(91)	(123)
Contribution to consolidated net loss	$(311)	$(219)	$(228)	$(204)
Contribution to consolidated adjusted earnings per common share – basic	$(0.34)	$(0.26)	$(0.52)	$(0.32)
Contribution to consolidated earnings per common share – basic	$(1.18)	$(0.86)	$(0.87)	$(0.80)

(1) Marketing and trading margin represents EES’s purchases and sales of natural gas and electricity, pipeline and storage capacity costs and energy asset management services’ revenues.

(2) Marketing and trading margin excludes a MTM loss, pre-tax of $307 million in Q2 2022 (2021 – $205 million loss) and a loss of $117 million year-to-date (2021 – $167 million loss).

(3) Net of income tax recovery of $91 million for the three months ended June 30, 2022 (2021 – $62 million recovery) and $37 million recovery for the six months ended June 30, 2022 (2021 – $49 million recovery).

Other’s contribution to consolidated adjusted net income is summarized in the following table:

	Three months ended		Six months ended
For the	June 30		June 30
millions of dollars	2022	2021	2022	2021
Emera Energy	$(6)	$(1)	$21	$42
Corporate – see breakdown of adjusted contribution below	(79)	(61)	(146)	(115)
Emera Technologies	(5)	(3)	(10)	(6)
Other	(1)	(1)	(2)	(2)
Contribution to consolidated adjusted net loss	$(91)	$(66)	$(137)	$(81)

Net Income

Highlights of the net income changes are summarized in the following table:

For the	Three months ended	Six months ended
millions of dollars	June 30	June 30
Contribution to consolidated net loss – 2021	$(219)	$(204)
Decreased marketing and trading margin – see Emera Energy	(2)	(20)
Increased OM&G, pre-tax, primarily due to the timing of long-term compensation and related hedges	(4)	(19)
Increased foreign exchange loss, pre-tax, primarily due to realized gains on cash flow hedges in 2021	(11)	(13)
Increased income tax recovery primarily due to increased losses before provision for income taxes	5	17
Increased preferred stock dividends due to issuance of preferred shares in Q2 and Q3 2021	(4)	(9)
Increased MTM loss, net of tax, quarter-over-quarter, primarily due to higher amortization of gas transportation assets in 2022 and changes in existing positions, partially offset by the reversal of 2021 foreign exchange losses on cash flow hedges. Decreased MTM loss, net of tax, year-over-year primarily due to larger reversal of MTM losses in 2022 and the reversal of 2021 foreign exchange losses on cash flow hedges, partially offset by higher amortization of gas transportation assets and changes in existing positions in 2022 at Emera Energy.	(67)	32
Other	(9)	(12)
Contribution to consolidated net loss – 2022	$(311)	$(228)

Emera Energy

Marketing and trading margin decreased $2 million in Q2 2022 with a loss of $2 million, compared to nil in Q2 2021. Natural gas prices were materially higher in Q2 2022, compared to the same period in 2021, however, weather was less favourable, which reduced opportunity.

Year-to-date 2022, marketing and trading margin decreased $20 million to $47 million compared to $67 million for the same period in 2021, reflecting 2021’s Winter Storm Uri, which resulted in incremental margin.

Corporate

Corporate’s adjusted loss is summarized in the following table:

	Three months ended		Six months ended
For the	June 30		June 30
millions of dollars	2022	2021	2022	2021
Operating expenses (1)	$21	$17	$36	$17
Interest expense	68	66	133	134
Income tax recovery	(24)	(21)	(45)	(39)
Preferred dividends	15	11	31	22
Other (2)	(1)	(12)	(9)	(19)
Corporate adjusted net loss	$(79)	$(61)	$(146)	$(115)

(1) Operating expenses include OM&G and depreciation. In 2021, OM&G and depreciation were offset by changes in long-term compensation. The value of long-term compensation and related hedges are impacted by the changes in Emera’s period end share price.

(2) 2021 includes $5 million quarter-to-date and $9 million year-to-date of realized foreign exchange gains on cash flow hedges to hedge foreign exchange earnings exposure. No gains were recognized in 2022.

LIQUIDITY AND CAPITAL RESOURCES

The Company generates internally sourced cash from its various regulated and non-regulated energy investments. Utility customer bases are diversified by both sales volumes and revenues among customer classes. Emera’s non-regulated businesses provide diverse revenue streams and counterparties to the business. Circumstances that could affect the Company’s ability to generate cash include changes to global macro-economic conditions, downturns in markets served by Emera, impact of fuel commodity price changes on collateral requirements and timely recoveries of fuel costs from customers, the loss of one or more large customers, regulatory decisions affecting customer rates and the recovery of regulatory assets and changes in environmental legislation. Emera’s subsidiaries are generally in a financial position to contribute cash dividends to Emera provided they do not breach their debt covenants, where applicable, after giving effect to the dividend payment, and maintain their credit metrics.

For information on COVID-19 and its potential future impacts on Emera’s liquidity and capital resources, refer to the “Business Overview and Outlook” and “Liquidity and Capital Resources” sections in Emera’s 2021 annual MD&A.

Emera’s future liquidity and capital needs will be predominately for working capital requirements, ongoing rate base investment, business acquisitions, greenfield development, dividends and debt servicing. Emera has a $8.4 billion capital investment plan over the 2022-to-2024 period (including a $240 million equity investment in the LIL in 2022) and the potential for additional capital investments of $1 billion over the same period. This plan includes significant rate base investments across the portfolio in renewable and cleaner generation, infrastructure modernization and customer-focused technologies. Capital investments at the regulated utilities are subject to regulatory approval.

Emera plans to use cash from operations and debt raised at the utilities to support normal operations, repayment of existing debt, and capital requirements. Debt raised at certain of the Company’s utilities is subject to applicable regulatory approvals. Equity requirements in support of the Company’s capital investment plan are expected to be funded through the issuance of preferred equity and the issuance of common equity through Emera’s dividend reinvestment plan and ATM program.

Emera has credit facilities with varying maturities that cumulatively provide $3.8 billion of credit, with approximately $1.2 billion undrawn and available at June 30, 2022. The Company was holding a cash balance of $296 million at June 30, 2022. For further discussion, refer to the “Debt Management” section below. For additional information regarding the credit facilities, refer to notes 18 and 19 in the unaudited condensed consolidated interim financial statements.

Consolidated Cash Flow Highlights

Significant changes in the Condensed Consolidated Statements of Cash Flows between the six months ended June 30, 2022 and 2021 include:

millions of dollars	2022	2021	Change
Cash, cash equivalents, and restricted cash, beginning of period	$417	$254	$163
Provided by (used in):
Operating cash flow before change in working capital	746	684	62
Change in working capital	(73)	(53)	(20)
Operating activities	$673	$631	$42
Investing activities	(1,030)	(993)	(37)
Financing activities	238	320	(82)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(2)	(5)	3
Cash, cash equivalents, and restricted cash, end of period	$296	$207	$89

Cash Flow from Operating Activities

Net cash provided by operating activities increased $42 million to $673 million for the six months ended June 30, 2022, compared to $631 million for the same period in 2021.

Cash from operations before changes in working capital increased $62 million. This increase was primarily due to the 2021 deferral of gas costs at NMGC resulting from the extreme cold weather event and increased revenues at Tampa Electric and NSPI. This was partially offset by under-recovery of clause-related costs primarily due to higher natural gas prices at Tampa Electric and increased fuel for generation and purchased power at NSPI.

Changes in working capital decreased operating cash flows by $20 million year-over-year. This decrease was due to unfavourable changes in cash collateral positions at Emera Energy, unfavourable changes in accounts receivable at NSPI and Tampa Electric and the required prepayment of income taxes and related interest at NSPI. This was partially offset by favourable changes in cash collateral positions at NSPI and timing of settlements at Emera Energy.

Cash Flow from Investing Activities

Net cash used in investing activities increased $37 million to $1,030 million for the six months ended June 30, 2022, compared to $993 million for the same period in 2021. The increase was due to higher capital investment in 2022.

Capital investments for the six months ended June 30, 2022, including AFUDC, were $1,065 million compared to $1,026 million for the same period in 2021. Details of the 2022 capital investment by segment are shown below:

•	$586 million – Florida Electric Utility (2021 – $560 million);
•	$196 million – Canadian Electric Utilities (2021 – $156 million);
•	$250 million – Gas Utilities and Infrastructure (2021 – $257 million);
•	$31 million – Other Electric Utilities (2021 – $51 million); and
•	$2 million – Other (2021 – $2 million).

Cash Flow from Financing Activities

Net cash provided by financing activities decreased $82 million to $238 million for the six months ended June 30, 2022, compared to $320 million for the same period in 2021. The decrease was due to net proceeds from the issuance of long-term debt at Tampa Electric, PGS and NMGC in 2021, and the issuance of preferred shares in 2021. This was partially offset by the retirement of long-term debt at Emera, Tampa Electric and NMGC in 2021, lower net repayments of short-term debt at Tampa Electric and PGS, and lower net repayments of committed credit facilities at Emera.

Contractual Obligations

As at June 30, 2022, contractual commitments for each of the next five years and in aggregate thereafter consisted of the following:

millions of dollars	2022	2023	2024	2025	2026	Thereafter	Total
Long-term debt principal	$442	$590	$949	$503	$3,574	$9,542	$15,600
Interest payment obligations (1)	330	616	606	584	494	6,664	9,294
Transportation (2)	310	512	426	357	326	2,680	4,611
Purchased power (3)	180	232	245	239	230	2,366	3,492
Fuel, gas supply and storage	651	396	204	139	34	-	1,424
Capital projects	388	220	83	1	-	-	692
Asset retirement obligations	7	7	2	2	1	409	428
Long-term service agreements (4)	47	60	58	42	36	94	337
Pension and post-retirement obligations (5)	16	38	34	33	33	168	322
Equity investment commitments (6)	240	-	-	-	-	-	240
Leases and other (7)	6	15	14	12	5	117	169
Demand side management	24	1	1	1	-	-	27
Long-term payable	2	5	-	-	-	-	7
	$2,643	$2,692	$2,622	$1,913	$4,733	$22,040	$36,643

(1) Future interest payments are calculated based on the assumption that all debt is outstanding until maturity. For debt instruments with variable rates, interest is calculated for all future periods using the rates in effect at June 30, 2022, including any expected required payment under associated swap agreements.

(2) Purchasing commitments for transportation of fuel and transportation capacity on various pipelines. Includes a commitment of $140 million related to a gas transportation contract between PGS and SeaCoast through 2040.

(3) Annual requirement to purchase electricity production from Independent Power Producers or other utilities over varying contract lengths.

(4) Maintenance of certain generating equipment, services related to a generation facility and wind operating agreements,

outsourced management of computer and communication infrastructure and vegetation management.

(5) The estimated contractual obligation is calculated as the current legislatively required contributions to the registered funded pension plans (excluding the possibility of wind-up), plus the estimated costs of further benefit accruals contracted under NSPI’s Collective Bargaining Agreement and estimated benefit payments related to other unfunded benefit plans.

(6) Emera has a commitment to make equity contributions to the LIL upon its commissioning.

(7) Includes operating lease agreements for buildings, land, telecommunications services and rail cars, transmission rights and investment commitments.

NSPI has a contractual obligation to pay NSPML for the use of the Maritime Link over approximately 38 years from its January 15, 2018 in-service date. In February 2022, the UARB issued its decision and Board Order approving NSPML’s requested rate base of approximately $1.8 billion and the approval to collect $168 million from NSPI for the recovery of Maritime Link costs in 2022. The timing and amounts payable to NSPML for the remainder of the 38-year commitment period are subject to UARB approval.

Once LIL has been commissioned, the commercial agreements between Emera and Nalcor require true ups to finalize the respective investment obligations of the parties relating to the Maritime Link and LIL.

Emera has committed to obtain certain transmission rights for Nalcor, if requested, to enable it to transmit energy which is not otherwise used in Newfoundland and Labrador or Nova Scotia. Nalcor has the right to transmit this energy from Nova Scotia to New England energy markets effective August 15, 2021, the date the NS Block delivery obligation commenced, and continuing for 50 years. As transmission rights are contracted, the obligations are included within “Leases and other” in the above table.

Guarantees and Letters of Credit

Emera’s guarantees and letters of credit are consistent with those disclosed in the Company’s 2021 annual MD&A, with material updates as noted below:

The Company has standby letters of credit and surety bonds in the amount of $111 million USD (December 31, 2021 - $148 million USD) to third parties that have extended credit to Emera and its subsidiaries. These letters of credit and surety bonds typically have a one-year term and are renewed annually, as required.

Emera Inc. has issued a guarantee of $66 million USD relating to outstanding notes of ECI. This guarantee will automatically terminate on the date upon which the obligations have been repaid in full.

TECO Energy issued a guarantee in connection with SeaCoast’s performance obligations under a firm service agreement, which expires on December 31, 2055, subject to two extension terms at the option of the counterparty with a final expiration date of December 31, 2071. The guarantee is for a maximum potential amount of $13 million USD if SeaCoast fails to pay or perform under the firm service agreement. In the event that TECO Energy’s long-term senior unsecured credit ratings are downgraded below investment grade by Moody’s or S&P, TECO Energy would need to provide either a substitute guarantee from an affiliate with an investment grade credit rating or a letter of credit or cash deposit of $13  million USD.

Debt Management

In addition to funds generated from operations, Emera and its subsidiaries have, in aggregate, access to committed syndicated revolving and non-revolving bank lines of credit in either CAD or USD, per the table below.

millions of dollars	Maturity	Credit Facilities	Utilized	Undrawn and Available
Emera – Unsecured committed revolving credit facility	June 2026	$900	$540	$360
TEC (in USD) – Unsecured committed revolving credit facility (1)	December 2026	800	471	329
NSPI – Unsecured committed revolving credit facility	December 2026	600	322	278
TEC (in USD) – Unsecured non-revolving facility (2)	December 2022	500	500	—
Emera – Unsecured non-revolving facility	December 2022	400	400	—
TECO Finance (in USD) – Unsecured committed revolving credit facility	December 2026	400	275	125
NMGC (in USD) – Unsecured revolving credit facility	December 2026	125	23	102
NMGC (in USD) – Unsecured non-revolving facility	September 2022	80	80	—
Other (in USD) – Unsecured committed revolving credit facilities	Various	21	9	12

(1) This facility is available for use by Tampa Electric and PGS. At June 30, 2022, $373 million USD was used by Tampa Electric and $98 million USD was used by PGS.

(2) This facility is available for use by Tampa Electric and PGS. At June 30, 2022, $400 million USD was used by Tampa Electric and $100 million USD was used by PGS.

Emera and its subsidiaries have certain financial and other covenants associated with their debt and credit facilities. Covenants are tested regularly, and the Company is in compliance with covenant requirements as at June 30, 2022.

Recent significant financing activity for Emera and its subsidiaries are discussed below by segment:

Florida Electric Utilities

On July 12, 2022, TEC completed an issuance of $600 million USD senior notes. The issuance included $300 million USD senior notes that bear an interest rate of 3.875 per cent with a maturity date of July 12, 2024, and $300 million USD senior notes that bear an interest rate of 5 per cent with a maturity date of July 15, 2052. Proceeds from the issuance were used to repay TEC’s $470 million USD commercial paper, due in 2022, and for general corporate purposes. This commercial paper was classified as long-term debt at June 30, 2022.

Canadian Electric Utilities

On July 15, 2022, NSPI entered into a $400 million non-revolving term facility which matures on July 15, 2024. The credit agreement contains customary representation and warranties, events of default and financial and other covenants, and bears interest at Bankers’ Acceptances or prime rate advances, plus a margin. Proceeds from this issuance are to be used for general corporate purposes.

Other Electric Utilities

On March 25, 2022, ECI amended its amortizing floating rate notes to extend the maturity from March 25, 2022 to March 25, 2027.

Gas Utilities and Infrastructure

On June 30, 2022, Brunswick Pipeline amended its credit agreement to extend the maturity from June 30, 2025 to June 30, 2026. There were no other changes in commercial terms.

Other

On August 2, 2022, Emera entered into a $400 million non-revolving term facility which matures on August 2, 2023. The credit agreement contains customary representation and warranties, events of default and financial and other covenants and bears interest at Bankers’ Acceptances or prime rate advances, plus a margin. Proceeds from this issuance are to be used for general corporate purposes.

Credit Ratings

On June 2, 2022, Moody’s Investor Services affirmed its Baa1 issuer rating for TECO Finance. Moody’s also affirmed TEC’s A3 issuer rating and changed the outlook to stable from positive.

Outstanding Stock Data Common Stock
Issued and outstanding:	millions of shares	millions of Canadian dollars
Balance, December 31, 2021	261.07	$7,242
Issuance of common stock under ATM program (1)	2.08	128
Issued under the Dividend Reinvestment Program, net of discounts	2.17	128
Senior management stock options exercised and Employee Share Purchase Plan	0.20	11
Balance, June 30, 2022	265.52	$7,509

(1) In Q2 2022, 1,158,768 common shares were issued under Emera’s ATM program at an average price of $62.64 per share for gross proceeds of $73 million ($72 million net of after-tax issuance costs). For the six months ended June 30, 2022, 2,078,868 common shares were issued under Emera’s ATM program at an average price of $61.83 per share for gross proceeds of $129 million ($128 million net of after-tax issuance costs). As at June 30, 2022, an aggregate gross sales limit of $328 million remained available for issuance under the ATM program.

As at August 5, 2022, the amount of issued and outstanding common shares was 265.8 million.

If all outstanding stock options were converted as at August 5, 2022, an additional 2.9 million common shares would be issued and outstanding.

Preferred Stock

As at August 5, 2022, Emera had the following preferred shares issued and outstanding: Series A - 4.9 million; Series B - 1.1 million; Series C - 10.0 million; Series E - 5.0 million; Series F - 8.0 million; Series H - 12.0 million; Series J - 8.0 million, and Series L - 9.0  million. Emera’s preferred shares do not have voting rights unless the Company fails to pay, in aggregate, eight quarterly dividends

TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of business, Emera provides energy and other services and enters into transactions with its subsidiaries, associates and other related companies on terms similar to those offered to non-related parties. Intercompany balances and intercompany transactions have been eliminated on consolidation, except for the net profit on certain transactions between non-regulated and regulated entities, in accordance with accounting standards for rate-regulated entities. All material amounts are under normal interest and credit terms.

Significant transactions between Emera and its associated companies are as follows:

•

Transactions between NSPI and NSPML related to the Maritime Link assessment are reported in the Condensed Consolidated Statements of Income. NSPI’s expense is reported in Regulated fuel for generation and purchased power, totalling $43 million for the three months ended June 30, 2022 (2021 - $36 million) and $77 million for the six months ended June 30, 2022 (2021 - $64 million). NSPML is accounted for as an equity investment and therefore, the corresponding earnings related to this revenue are reflected in Income from equity investments. For further details, refer to the “Business Overview and Outlook - Canadian Electric Utilities - ENL” and “Contractual Obligations” sections.

•

Natural gas transportation capacity purchases from M&NP are reported in the Condensed Consolidated Statements of Income. Purchases from M&NP reported net in Operating revenues, Non-regulated, totalled $2 million for the three months ended June 30, 2022 (2021 - $3 million) and $6 million for the six months ended June 30, 2022 (2021 - $10 million).

There were no significant receivables or payables between Emera and its associated companies reported on Emera’s Condensed Consolidated Balance Sheets as at June 30, 2022 and at December 31, 2021.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

There have been no material changes in Emera’s risk management profile and practices from those disclosed in the Company’s 2021 annual MD&A.

Hedging Impact Recognized in Net Income

The Company recognized gains related to the effective portion of hedging relationships under the following categories:

	Three months ended		Six months ended
For the millions of dollars	2022	June 30 2021	2022	June 30 2021
Interest expense, net	$-	$-	$1	$-
Effective net gains	$-	$-	$1	$-

Regulatory Items Recognized on the Balance Sheets

The Company has the following categories on the balance sheet related to derivatives receiving regulatory deferral:

As at millions of dollars	June 30 2022	December 31 2021
Derivative instrument assets (current and other assets)	$436	$237
Regulatory assets (current and other assets)	33	23
Derivative instrument liabilities (current and long-term liabilities)	(21)	(20)
Regulatory liabilities (current and long-term liabilities)	(447)	(241)
Net asset (liability)	$1	$(1)

Regulatory Impact Recognized in Net Income

The Company recognized the following net gains (losses) related to derivatives receiving regulatory deferral as follows:

	Three months ended		Six months ended
For the millions of dollars	2022	June 30 2021	2022	June 30 2021
Regulated fuel for generation and purchased power (1)	$27	$(7)	$91	$(4)
Net gains (losses)	$27	$(7)	$91	$(4)

(1) Realized gains (losses) on derivative instruments settled and consumed in the period, hedging relationships that have been terminated or the hedged transaction is no longer probable. Realized gains (losses) recorded in inventory will be recognized in “Regulated fuel for generation and purchased power” when the hedged item is consumed.

HFT Items Recognized on the Balance Sheets

The Company has the following categories on the balance sheet related to HFT derivatives:

As at millions of dollars	June 30 2022	December 31 2021
Derivative instrument assets (current and other assets)	$202	$53
Derivative instrument liabilities (current and long-term liabilities)	(1,044)	(662)
Net derivative instrument liability	$(842)	$(609)

HFT Items Recognized in Net Income

The Company has recognized the following realized and unrealized gains (losses) with respect to HFT derivatives in net income:

	Three months ended		Six months ended
For the	June 30		June 30
millions of dollars	2022	2021	2022	2021
Operating revenue - non-regulated	$(258)	$(120)	$(68)	$9
Non-regulated fuel for purchased power	-	-	-	1
Net (losses) gains	$(258)	$(120)	$(68)	$10

Other Derivatives Recognized on the Balance Sheets

The Company has the following categories on the balance sheet related to other derivatives:

As at	June 30	December 31
millions of dollars	2022	2021
Derivative instrument assets (current and other assets)	$9	$11
Derivative instrument liabilities (current and other liabilities)	(5)	-
Net derivative instrument assets	$4	$11

Other Derivatives Recognized in Net Income

The Company recognized in net income the following gains (losses) related to other derivatives:

	Three months ended		Six months ended
For the	June 30		June 30
millions of dollars	2022	2021	2022	2021
OM&G	$(5)	$1	$(9)	$6
Other income, net	-	2	1	3
Total (losses) gains	$(5)	$3	$(8)	$9

DISCLOSURE AND INTERNAL CONTROLS

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. The Company’s internal control framework is based on the criteria published in the Internal Control - Integrated Framework (2013), a report issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the design of the Company’s DC&P and ICFR as at June 30, 2022, to provide reasonable assurance regarding the reliability of financial reporting in accordance with USGAAP.

Management recognizes the inherent limitations in internal control systems, no matter how well designed. Control systems determined to be appropriately designed can only provide reasonable assurance with respect to the reliability of financial reporting and may not prevent or detect all misstatements.

There were no changes in the Company’s ICFR during the quarter ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The preparation of unaudited condensed consolidated interim financial statements in accordance with USGAAP requires management to make estimates and assumptions. These may affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to rate-regulated assets and liabilities, accumulated reserve for cost of removal, pension and post-retirement benefits, unbilled revenue, useful lives for depreciable assets, goodwill and long-lived assets impairment assessments, income taxes, asset retirement obligations, and valuation of financial instruments. Management evaluates the Company’s estimates on an ongoing basis based upon historical experience, current and expected conditions and assumptions believed to be reasonable at the time the assumption is made, with any adjustments recognized in income in the year they arise. There were no material changes in the nature of the Company’s critical accounting estimates from those disclosed in Emera’s 2021 annual MD&A.

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

Future Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standard Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”). ASUs issued by FASB, but which are not yet effective, were assessed and determined to be either not applicable to the Company or to have an insignificant impact on the unaudited condensed consolidated interim financial statements.

SUMMARY OF QUARTERLY RESULTS

For the quarter ended millions of dollars	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
(except per share amounts)	2022	2022	2021	2021	2021	2021	2020	2020
Operating revenues	$1,380	$2,015	$1,868	$1,148	$1,137	$1,612	$1,537	$1,163
Net income (loss) attributable to common shareholders	$(67)	$362	$324	$(70)	$(17)	$273	$273	$84
Adjusted net income	$156	$242	$168	$175	$137	$243	$188	$166
Earnings (loss) per common share – basic	$(0.25)	$1.38	$1.24	$(0.27)	$(0.07)	$1.08	$1.09	$0.34
Earnings (loss) per common share – diluted	$(0.25)	$1.38	$1.20	$(0.27)	$(0.07)	$1.08	$1.08	$0.34
Adjusted earnings per common share – basic	$0.59	$0.92	$0.64	$0.68	$0.54	$0.96	$0.75	$0.67

Quarterly operating revenues and adjusted net income are affected by seasonality. The first quarter provides strong earnings contributions due to a significant portion of the Company’s operations being in northeastern North America, where winter is the peak electricity usage season. The third quarter provides strong earnings contributions due to summer being the heaviest electric consumption season in Florida. Seasonal and other weather patterns, as well as the number and severity of storms, can affect demand for energy and the cost of service. Quarterly results could also be affected by items outlined in the “Significant Items Affecting Earnings” section.